Filed by CenturyLink, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6(b) of the Securities Act of 1934

Subject Company: Qwest Communications International Inc.

Registration Statement #333-167339

CenturyLink (CenturyLink, Inc., NYSE: CTL) and Qwest (Qwest Communications International Inc., NYSE: Q) announced April 22, 2010, that their boards of directors approved a definitive agreement under which CenturyLink will acquire Qwest.

Customers will see no immediate changes. Qwest and CenturyLink are two independent companies and will operate as such until the transaction is completed, which is expected to occur during the first half of 2011.

Should there be any changes for customers in the future, they will be notified well in advance.

Frequently Asked Questions

Q. Who is CenturyLink?

A. CenturyLink is a leading provider of high-quality broadband, entertainment and voice services over its advanced communications networks to consumers and businesses in 33 states. CenturyLink is the fourth largest local exchange telephone company in the nation, with approximately 7.0 million access lines, serving more than 2.2 million broadband customers and more than 535,000 video subscribers.

Q. Who is Qwest?

A. Customers coast-to-coast turn to Qwest’s industry-leading national fiber-optic network and world-class customer service to meet their communications and entertainment needs. For residential customers, Qwest offers a new generation of fiber-optic-fast Internet service, high-speed Internet solutions, as well as digital home phone, wireless service available through Verizon Wireless and DIRECTV services. Qwest serves 95 percent of Fortune 500 companies, offering a full suite of network, data and voice services for small businesses, large businesses, government agencies and wholesale customers. Additionally, Qwest participates in Networx, the largest communications services contract in the world, and is recognized as a leader in the network services market by leading technology industry analyst firms.

Q. Is this a merger or an acquisition?

A. CenturyLink is acquiring Qwest.

Q. What does the transaction mean to CenturyLink’s and Qwest’s customers?

A. Until the acquisition is completed, it’s business as usual for the customers of both CenturyLink and Qwest. Customers can continue to count on our products and services and contact us just the same way they always have. The transaction is not expected to be completed until the first half of 2011. We will communicate any changes to customers when necessary.

The combined company will have the national breadth and local depth to provide a compelling array of broadband products and services including high speed Internet, video entertainment, data hosting and managed services, as well as fiber to cell tower connectivity and other high bandwidth services.

CenturyLink will provide local, long-distance, data, high-speed internet, entertainment and wireless services across 37 states and increased scale across the country by combining CenturyLink’s and Qwest’s local and national networks.

Due to increased scale, financial strength, diversity of revenue and stronger national network, the combined company will be better positioned to compete against cable companies and technology substitution within our local regions and against other national telecom carriers for Business customers (including government) and Wholesale customers.

Q. Does CenturyLink have any plans to sell any of the large metro markets and focus on more rural markets?

A. No, CenturyLink currently has no intention of divesting any markets. A number of CenturyLink’s local exchange service areas are complementary to Qwest’s service areas. CenturyLink looks forward to implementing its operating model throughout Qwest’s service area just as it did in the EMBARQ acquisition.

Q. What does this mean to the states, cities and communities CenturyLink and Qwest currently serve?

A. This transaction is expected to close in the first half of 2011; therefore, for now it’s business as usual and we do not anticipate any impact on states, cities and communities served by CenturyLink and Qwest. In the long term -- after the transaction is approved and completed -- CenturyLink’s and Qwest’s states, cities and communities will benefit from a financially stronger company and one that is well positioned to roll out advanced products and services.

Q. Will CenturyLink add Qwest markets to its IPTV strategy?

A. CenturyLink will evaluate Qwest markets just like it evaluates market potential today. The goal is to provide video entertainment service options to all customers. The combined company may use varied delivery platforms due to our diverse rural and urban footprint, such as facilities-based IPTV and satellite.

Q. What approvals are needed?

A. In addition to shareholder approvals, the transaction is subject to regulatory approvals, including approvals from the Federal Communications Commission, certain state public service commissions and other customary closing conditions. The applicable waiting period under the Hart-Scott-Rodino Act was terminated early on July 15, 2010. The companies anticipate closing this transaction in the first half of 2011.

Q. Can you discuss the timeline for the integration plan and who will be leading the effort?

A. We anticipate that the transaction will be completed in the first half of 2011. Until then, we will continue to operate as separate and independent companies. We have formed a joint integration planning team with members from both companies to make recommendations about the best way to move forward with integrating the two companies.

Q. Will customers be able to keep their packages and/or bundled services?

A. Yes. There will be no immediate changes for customers once the transaction is completed (expected during the first half of 2011).

Q. Will rates change?

A. Rates will not change as a result of the transaction. (However, rates could change for other customary reasons such as the addition of services or taxes and fees that impact the overall bill.)

Q. What will change operationally?

A. There will be no immediate changes for customers once the transaction is completed (expected during the first half of 2011).

Both companies will continue to operate under their current structures until the transaction is completed. The operational structure will be further evaluated during the integration planning process.

Q. Will name of merged company change?

A. This has not yet been determined.

Q. Is CenturyLink a foreign corporation?

A. No. CenturyLink is incorporated under the laws of the State of Louisiana and is headquartered in Monroe, Louisiana.

Q. Will shareholders vote on this merger proposal? When and where?

A. Yes. Shareholders from both companies have to approve the merger. Each company will hold separate shareholders’ meeting on August 24, 2010. CenturyLink’s will be held in Monroe, LA (CenturyLink’s headquarters) and Qwest’s will be held in Denver, CO (Qwest’s headquarters). For more specific information, visit the Investor Information tab of this website.